Exhibit 99.1

SECURED TERM LOAN AGREEMENT

This SECURED TERM LOAN AGREEMENT (this “Agreement”) is made and entered into as of July 25, 2025 (the “Effective Date”), by and between:

Color Star Technology Co., Ltd., an exempted company incorporated under the laws of the Cayman Islands with offices at 80 Broad Street, 5th Floor, New York, NY 10005 (the “Borrower”); and

BTC KZ, a company organized under the laws of Kazakhstan with its principal office at Abish Kekilbayuly Street, 34, 3-05, Bostandyk District, Almaty, Kazakhstan 050060 (the “Lender”).

RECITALS

WHEREAS, the Borrower, through its subsidiary Model Queen Limited (“Model Queen”), entered into that certain Purchase and Sale Agreement dated February 26, 2025 (the “Purchase Agreement”) with the Lender for the acquisition of 10,000 cryptocurrency mining machines (the “Equipment”);

WHEREAS, the consideration under the Purchase Agreement consisted of $9,000,000 in cash and 16,250,000 restricted Class A ordinary shares of the Borrower (the “Share Consideration”), with the Share Consideration issued to Ulife Media and Production International Limited (“Ulife”), a Hong Kong company and wholly owned subsidiary of the Lender;

WHEREAS, the Borrower has paid only $3,400,000 in cash to date and, due to regulatory concerns related to the Share Consideration, the parties have agreed to redeem and cancel the Share Consideration and restructure the remaining balance into a secured term loan;

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, and intending to be legally bound, the parties agree as follows:

1. THE LOAN

1.1 Principal Amount. The Lender hereby agrees to extend to the Borrower, and the Borrower agrees to borrow from the Lender, a loan in the principal amount of Thirty-One Million Six Hundred Thousand United States Dollars (US$31,600,000) (the “Loan”).

1.2 Interest Rate. The Loan shall bear interest on the outstanding principal balance at a fixed rate of five percent (5.00%) per annum, calculated on the basis of a 360-day year.

1.3 Maturity Date. The Loan shall mature on July 24, 2028 (the “Maturity Date”).

1.4 Repayment Terms. The Borrower shall make equal quarterly payments of $2,850,000 each, payable on the last business day of each calendar quarter, beginning on September 30, 2025.

1.5 Mandatory Prepayment. While the Loan remains outstanding, the Borrower shall apply at least fifty percent (50%) of the net proceeds received from any future public or private equity offerings toward prepayment of the Loan within ten (10) business days of receipt.

1.6 Optional Prepayment. The Borrower may prepay all or any portion of the Loan at any time without premium or penalty.

2. COLLATERAL

2.1 As security for the Loan, the Borrower hereby grants the Lender a continuing first-priority security interest in the 10,000 cryptocurrency mining machines referenced in the Purchase Agreement, currently located at the Lender’s hosting facility in Kazakhstan and maintained under that certain Hosting Agreement dated March 20, 2025 between Model Queen and the Lender.

3. REDEMPTION AND CANCELLATION OF SHARE CONSIDERATION

3.1 The Borrower, the Lender, and Ulife agree that the Share Consideration issued to Ulife shall be deemed redeemed and cancelled, null, and void as of the Effective Date. The Borrower, the Lender and Ulife shall take all actions reasonably necessary to effectuate such redemption and cancellation.

4. REPRESENTATIONS AND WARRANTIES

4.1 Each party represents and warrants that it has the full right, power, and authority to enter into and perform its obligations under this Agreement.

4.2 The Borrower represents that it is the sole legal and beneficial owner of the Equipment, free and clear of all liens and encumbrances other than the security interest granted hereunder.

5. EVENTS OF DEFAULT

5.1 The occurrence of any of the following shall constitute an Event of Default: (a) the Borrower fails to make any payment when due; (b) the Borrower breaches any material obligation under this Agreement; (c) the Borrower becomes insolvent or files for bankruptcy; or (d) the Borrower transfers or encumbers the Collateral without the prior written consent of the Lender.

5.2 Upon the occurrence of an Event of Default, the Lender may, in its sole discretion, declare the entire outstanding principal and accrued interest immediately due and payable, take possession of the Collateral, and exercise all rights and remedies available under applicable law.

6. MISCELLANEOUS

6.1 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to conflict of laws principles.

6.2 Notices. Any notices or communications required or permitted under this Agreement shall be in writing and delivered to the parties at the addresses first above written.

6.3 Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior oral or written agreements.

6.4 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

7. RELATED AGREEMENTS

7.1 The Borrower and the Lender acknowledge that this Agreement is part of a series of related transactions, and shall be read together with the following agreements, each dated as of the date hereof, which are hereby incorporated by reference: (a) the Promissory Note issued by the Borrower in favor of the Lender in the original principal amount of US$31,600,000; (b) the Security Agreement executed by the Borrower in favor of the Lender granting a security interest in the Equipment; and (c) the Redemption and Share Cancellation Agreement by and among the Borrower, the Lender, and Ulife Media and Production International Limited, providing for the redemption and cancellation of 16,250,000 Class A ordinary shares previously issued.

7.2 In the event of any inconsistency between this Agreement and any such related agreement, the terms of this Agreement shall control, except as expressly provided otherwise.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Secured Term Loan Agreement as of the date first written above.

BORROWER: Color Star Technology Co., Ltd.

By:	/s/ Samantha Huang
Name:	Samantha Huang
Title:	CEO

LENDER: BTC KZ

By:	/s/ James Chen
Name:	James Chen
Title:	Shareholder

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